Jaime L. Chase T: +1 202 728 7096 jchase@cooley.com	VIA EDGAR

May 15, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Attn:	Tracie Mariner
Jeanne Baker

Re:	Liminal BioSciences Inc.
Form 20-F for Fiscal Year Ended December 31, 2019
Filed March 20, 2020
File No. 001-39131

Dear Ms. Mariner and Ms. Baker:

On behalf of our client, Liminal BioSciences Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 24, 2020 (the “Comment Letter”), relating to the above referenced Annual Report on Form 20-F (the “Form 20-F”).

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Form 20-F. Further, as previously discussed with the Staff, the Company will file an amendment to the Form 20-F to file certain exhibits that were inadvertently omitted from the Form 20-F upon the Staff’s completion of its review of this response letter.

Form 20-F for the Fiscal Year Ended December 31, 2019

Independent Auditor's Report, page F-4

1.

We note that Ernst & Young LLP conducted their audit of the Company’s consolidated financial statements for the year ended December 31, 2017 in accordance with Canadian generally accepted auditing standards. With reference to Instruction 2 of Item 8.A.2, please explain why the audit was not conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

In response to the Staff’s comment, the Company acknowledges that Instruction 2 of Item 8.A.2 of Form 20-F requires that financial statements must be audited in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”), but further notes that Regulation S-X, Rule 2-01 (“S-X 2-01”) provides an exception to this requirement.  As noted in Section 6810.2 of the Division of Corporation Finance’s Financial Reporting Manual (the “Manual”), S-X

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2-01 permits a foreign auditor, solely for purposes of a foreign private issuer’s initial registration statement, to be independent under the U.S. Securities and Exchange Commission (“SEC”) and PCAOB rules for at least the most recent audited fiscal year, provided that auditor is independent under local standards for all periods presented. The auditor must remain independent under SEC and PCAOB rules for all subsequent periods. In reliance on these rules, the Company initially filed its registration statement on Form 40-F with the SEC on November 12, 2019 (the “Form 40-F”) as a Multi-Jurisdictional Disclosure System (“MJDS”) foreign private issuer. In compliance with S-X 2-01, which is also set forth in General Instruction C(1) to Form 40-F, the audited financial statements for the fiscal year ended December 31, 2018 were audited by PricewaterhouseCoopers LLP (“PwC”), the Company’s current independent registered public accounting firm, in accordance with the standards of the PCAOB. PwC has remained independent under SEC and PCAOB rules for all periods subsequent to the year ended December 31, 2018. Further, as permitted by S-X 2-01, the audit for the year ended December 31, 2017 (the “prior period”) was conducted by Ernst & Young LLP (“E&Y”) in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”).

Accordingly, the Company maintains that the Company’s transition to using Form 20-F for its annual report for the period ended December 31, 2019, would not require the prior period to be re-audited in compliance with PCAOB standards. Additionally, the Manual states that an auditor may reissue previously issued reports and consents to those previously issued reports, as long as it was independent at the time of the original issuance of the report. At the time the report for the prior period was issued, E&Y was in full compliance with home country independence standards and was not required to comply with PCAOB standards. Further, any requirement to re-audit the prior period would cause undue hardship to the Company and would provide little benefit to investors.

Note 22- Revenues from Continuing Operations, page F-53

2.

We note that you recognized licensing revenues of $19,724 in the third quarter of 2017 related to an agreement with a third party in China. You terminated this agreement in March 2018 due to the third party not remitting funds within the specified payment terms and you wrote-off the associated accounts receivable as of December 31, 2017. With reference to the specific terms of the license agreement and the appropriate accounting literature, tell us your basis for recognizing all of associated revenues in the third quarter of 2017, including how you determined collection of consideration was reasonably assured. If known, tell us why the third party chose not to remit funds.

In response to the Staff’s comment, the Company respectfully advises the Staff that it recognized licensing revenues pursuant to its licensing agreement (the “Agreement”) with Jiangsu Renshou Pharmaceutical CO, LTD (the “Licensee”), dated August 11, 2017, during the third quarter of 2017 following its assessment that the revenue recognition requirements of International Accounting Standards (“IAS”) 18 Revenue (“IAS 18”) were met. The revenues recognized pertained to the following two payments as set forth in Sections 4.1 and 4.2 of the Agreement:

•	a non-refundable upfront fee payable from the date of the agreement (referred to as “upfront fee”), and;
•	a non-refundable regulatory milestone payment to be paid upon the achievement by the Company of a milestone event (referred to as the “first milestone payment”).

IAS 18 outlines the accounting requirements for when to recognize revenue from the sale of goods, rendering of services, and for interest, royalties and dividends. As no specific guidance is provided for revenue arising from the use by others of entity assets, such as upfront fees and milestone revenue, the Company used the guidance relating to the revenue from the sale of

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goods (IAS 18.14) and the rendering of services (IAS 18.20) to determine the appropriateness of recognizing the revenue associated with the upfront fee and first milestone payment.

The Company used IAS 18.14 to determine when the upfront payment should be recognized as revenue since it specifically addresses the notions of continuing involvement and transfer of significant risks and rewards, which notions apply to the transfer of ownership of assets. The Company used IAS 18.20 to determine when the first milestone payment should be recognized as revenue as that payment related to the rendering of services. Extracts from the relevant IAS are set forth below in italics.

Upfront Fee Analysis

Revenue arising from the sale of goods should be recognized when all of the criteria set forth in IAS 18.14 have been satisfied. The criterion and the Company’s conclusions under IAS 18.14 were as follows:

(a)	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

In determining that the Company transferred significant risks and rewards of ownership of goods to the Licensee, the Company considered IAS 18.15 and IAS 18.16. Specifically, IAS 18.15 states that “(…) the transfer of the risks and rewards of ownership coincides with the transfer of the legal title or the passing of possession to the buyer,” but that it sometimes occurs at a different time. As set forth in IAS 18.16, an entity may retain the risks and rewards of ownership even after title is transferred (e.g., when the entity has a continuing obligation to the buyer). If an entity retains significant risks of ownership, the transaction cannot be considered a sale and the entity cannot recognize revenue.

Pursuant to the Agreement, the Licensee had the right and obligation to develop two reserved indications for the licensed compounds in the relevant territory on its own and to commercialize those compounds regardless of the Company’s development activities in those indications. The Company did not have any continued obligation to develop either of the two reserved indications. The Licensee had the development and commercialization diligence obligations and was responsible to fund the clinical development of the licensed products for the reserved indications. When determining whether the transfer of risk and rewards or the rights conveyed under the Agreement, the Company made the following assessment:

•	the Company had provided no performance guaranties on the activities the Licensee would undertake;
•

the transfer of the know-how to the Licensee, which was required to be done promptly after the signing of the Agreement, was completed through an upload to a data room on August 11, 2017. Upon transfer of the data, the Licensee had the information it required to be able to benefit from the rights conveyed to it under the Agreement;

•	the payment of the upfront fee was not contingent on the Licensee earning future revenues;
•	the Company did not have continuing managerial involvement typically associated with ownership (as analyzed in subsection (b) below); and

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•	the terms of the Agreement did not permit the Licensee to return the rights conveyed to it for monetary compensation.

Accordingly, based upon the analysis above, the Company concluded that significant risks and rewards of ownership were transferred to the Licensee.

(b)	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

The following obligations of the Company were required pursuant to the Agreement:

•	maintain and prosecute the patents mentioned in the Agreement;
•	as a member of the steering committee, contribute to the establishment of the development plan within the first 180 days following the signature of the Agreement; and
•

transfer the licensed know-how shortly after the effective date of the Agreement and provide Licensee with reasonable assistance, including making its personnel reasonably available to answer questions to Licensee with respect to the use of the licensed intellectual property.

The Company concluded that since the effort required to meet the above-mentioned obligations was minor, it did not have continuing managerial involvement typically associated with ownership.

(c)	the amount of revenue can be measured reliably;

As the amount of the upfront fee was a fixed dollar amount set forth in Section 4.1 of the Agreement, the amount of revenue could be measured reliably.

(d)	it is probable that the economic benefits associated with the transaction will flow to the entity;

In determining the probability of economic benefits flowing to the Company, the Company assessed the financial capability of the Licensee and its owner to meet the financial obligations under the Agreement. Having knowledge of Mr. Huang’s business ownerships and experience combined with the knowledge that came from various face to face discussions with Mr. Huang over the years, the Company determined that the Licensee had sufficient financial resources and/or financial support to make the payments due under the Agreement.  Specifically, as previously disclosed by the Company, the owner of the Licensee, Yu Huang, was the founder of Shenzhen Royal Asset Management Co. Ltd (“SRAM”) and was also chairman of the Shenzhen TWOWHO Network & Fund Co. Ltd. Mr. Huang, who was known for his leadership as the general manager of Shenzhen GTJA Investment Group, led the investment in Jiangxi Boya Biopharmaceutical Corporation (“Boya”) in 2007 and to its successful IPO in 2013. Boya became a prestigious biopharmaceutical company in China with a market capitalization of over ¥17 billion CNY (CAD 2.5 billion).  Mr. Huang was also instrumental in Boya's acquisition of three pharmaceutical companies in China namely, Hainan Tianhuang Pharmaceutical Co., Ltd, Guizhou Tianan Pharmaceutical Company and Jiangxi Huiyinbi Group (“GTJA”).  SRAM acquired Jiangsu Renshou Pharmaceutical Company.  Prior to GTJA, Mr. Huang was Deputy Manager at Beijing Guotai Junan Securities, one of the largest investment banks in China.

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However, because currency regulations are relatively strict in China and are designed to prevent large sums of money from leaving the country unless involving affiliated parties, the Company engaged two specialists located in China, including a Big Four accounting firm, to opine on the likelihood that the funds would be permitted to exit China. Both specialists confirmed that the transfer of the upfront fee and potential milestone payment from a Peoples Republic of China entity, such as the Licensee, to a foreign entity, such as the Company, was not restricted and did not require both parties to be affiliates.

Based on the opinions received from the specialists and the knowledge the Company had of the financial situation of the Licensee, the Company determined that it was probable that the funds could exit China and consequently that the economic benefits would flow to the Company.

(e)	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The only cost that would be incurred by the Company were the compensation costs for its personnel that would participate in the steering committee for the development plan writing, travel expenses and time involved in answering questions in relation to the licensed know-how. The cost was estimated to be approximately CAD $50,000 during the initial six months of this relationship. The Company therefore concluded that the expenditures could be measured reliably.

Accordingly, as the criteria of IAS 18.14 were met on the date the Agreement was signed, the Company recognized the upfront fee during the third quarter of 2017.

First Milestone Payment Analysis

Pursuant to Section 4.2 of the Agreement, the first milestone payment became due upon the transfer of the final Phase 2 clinical trial report for any of the listed indications. The milestone was deemed completed when all the pertinent clinical data was transferred to the Licensee on September 28, 2017. On September 29, 2017, the Licensee confirmed in an email that the milestone was achieved.

The Company assessed whether the first milestone payment should be recognized as revenue during the third quarter of 2017 using IAS 18.20. For revenue arising from the rendering of services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction shall be recognized by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

(a)	the amount of revenue can be measured reliably;
As the amount of first milestone payment was fixed pursuant to Section 4.2 of the Agreement, the amount of revenue could be reliably measured.

(b)	it is probable that the economic benefits associated with the transaction will flow to the entity;
For the reasons described in the upfront fee analysis above, the Company similarly concluded that the economic benefits would flow to the Company.

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(c)	the stage of completion of the transaction at the end of the reporting period can be measured reliably;

As the tasks underlying the right to the first milestone payment were completed and known as of the quarter ended September 30, 2017, the stage of completion was determined to be 100% and thus could be measured reliably.

(d)	the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

There were minimal costs incurred, consisting mainly of employee time, which were measurable and recorded during the quarter ended September 30, 2019. There were no additional costs necessary to complete the transaction.

Accordingly, as the criteria of IAS 18.20 were met as of the quarter ended September 30, 2017, the Company recognized the first milestone payment during the quarter.

Subsequent Event Analysis

The Company also performed subsequent event analysis (i) for the period between September 30, 2017 and November 13, 2017, the date it released the third quarter results (the “Third Quarter Measurement Period”) and (ii) for the period between November 13, 2017 and March 28, 2018, the date it released its fourth quarter results (the “Fourth Quarter Measurement Period”).

Third Quarter Measurement Period

During October 2017, the Company and the Licensee entered into a verbal amendment to retrospectively reduce the payments stipulated in the Agreement by 6%, due to tax payments that the parties had not otherwise anticipated (the “Amendment”). Consequently, the Company decreased the amount of revenue recognized during the third quarter by 6%. Although the Licensee had not yet paid the upfront fee or the first milestone payment, the Company anticipated this delay due to the Amendment negotiations and a payment deferral that was granted during such negotiations. Consequently, when management reported its third quarter results, it was not concerned that the payments had not been remitted because the revised amounts had just recently been agreed to pursuant to the Amendment. During this time, both parties were advancing the development plan and discussing the next steps for regulatory and clinical activities. Accordingly, during the Third Quarter Measurement Period, there were no indications that the Licensee would not or could not make the payments.

Fourth Quarter Measurement Period

During the Fourth Quarter Measurement Period, both parties continued having regular conference calls to advance the development plan. During the discussions, the Licensee raised that it was uncomfortable with the notion of “commercially reasonable efforts” to undertake the development and commercialization activities set forth in the Agreement. Commercially reasonable efforts are the minimum standard obligation expected from a licensee between companies in the western hemisphere. This concern had not been expressed to the Company during negotiation of or prior to the Agreement or the Amendment being executed.

The Company attempted to work with the Licensee during first three months of 2018 to alleviate its concerns. During these discussions, the Company regularly raised the issue of the past-due payments as a breach in the terms of the Agreement.

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Prior to the filing of the consolidated financial statements for 2017, having expected receipt of the upfront fee and the first milestone payment, there was significant doubt that the carrying amount of the receivable from the Licensee was collectible. Accordingly, at the end of March 2018, after having invested a significant amount of time to move the Agreement forward and to collect the past-due payments, but having still not received any funds, the Company decided to terminate the Agreement thereby resulting in the return of all the rights previously conferred to the Licensee under the Agreement. When determining the amount of the write off, the Company consulted IAS 18.18, which states in relevant part that “(…) when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectible amount or the amount in respect of which recovery has ceased to be probable is recognised as an expense, rather than as an adjustment of the amount of revenue originally recognised.”  Accordingly, the Company wrote off the accounts receivable balance resulting from the termination of the Agreement as a bad debt expense.

The Company further advises the Staff that it is not aware why ultimately the Licensee did not remit the funds to the Company.

*   *   *   *

Please direct any questions or comments regarding our response to the Staff’s comments to either the undersigned at (202) 728-7096, Divakar Gupta at (212) 479-6474 or Richard Segal at (617) 937-2332.

Sincerely, /s/ Jaime L. Chase Jaime L. Chase

cc:	Marie Iskra, Liminal BioSciences Inc. Murielle Lortie, Liminal BioSciences Inc. Divakar Gupta, Cooley LLP Richard Segal, Cooley LLP

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